Exhibit 99.2

INTRODUCTION TO UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT

PRO FORMA FINANCIAL STATEMENTS

The following unaudited consolidated and combined carve-out pro forma statements of operations for the year ended December 31, 2013 have been derived from the audited consolidated and combined statements of operations for the year ended December 31, 2013 of Seadrill Partners LLC (“SDLP,” “we,” “us,” or “our”), and present the effects of the Auriga Acquisition (as defined below). The audited combined carve-out statements of operations of the legal entities that own and operate the West Auriga drillship (the “Auriga Business”) for the year ended December 31, 2013 were also used in the preparation of these unaudited consolidated and combined carve-out pro forma financial statements. Following Seadrill Limited’s (“Seadrill”) deconsolidation of SDLP on January 2, 2014, transactions between Seadrill and SDLP no longer qualify as common control transactions, so the Auriga Acquisition will be accounted for as a business combination.

The unaudited consolidated and combined carve-out pro forma statements of operations give effect to the following transactions as if they had occurred on January 1, 2013:

•	The acquisition by SDLP (the “Auriga Acquisition”), through its 51% owned subsidiary, Seadrill Capricorn Holdings LLC (“Seadrill Capricorn”), of the Auriga Business for a purchase price of $1,240 million less $443.1 million of debt outstanding under the credit facility relating to the West Auriga, which bears interest at a rate of LIBOR plus a margin in the range of 2.7% to 3.0% and matures in 2025;

•	The issuance by Seadrill Capricorn of a zero coupon discount note in the amount of $100.0 million to Seadrill that matures on September 21, 2015, to finance a portion of the Auriga Acquisition. Upon the maturity of such note, Seadrill Capricorn will repay $103.7 million to Seadrill;

•	The elimination of allocated interest charges of $0.5 million in the combined carve-out financial statements for the Auriga Business for the year ended December 31, 2013; and

•	Incremental recurring administrative expenses associated with the Auriga Business of $0.5 million per annum.

The following unaudited consolidated and combined carve-out pro forma balance sheet as of December 31, 2013 is based on SDLP’s audited consolidated and combined carve-out balance sheet as of December 31, 2013 and gives effect to the Auriga Acquisition and its related financing, as if such acquisition had occurred on December 31, 2013.

The unaudited consolidated and combined carve-out pro forma balance sheet gives effect to the following transactions as if they had occurred on December 31, 2013:

•	The consummation of the Auriga Acquisition for a purchase price of $1,240 million less $443.1 million of debt outstanding under the credit facility relating to the West Auriga drillship, and the related preliminary purchase price allocation;

•	The issuance by SDLP of 1,633,987 common units to Seadrill in a private placement to partially finance the Auriga Acquisition;

•	The issuance by SDLP of 11,960,000 common units to the public to partially finance the Auriga Acquisition;

•	The issuance by Seadrill Capricorn of a zero coupon discount note in the amount of $100.0 million to Seadrill that matures on September 21, 2015, to finance a portion of the Auriga Acquisition. Upon the maturity of such note, Seadrill Capricorn will repay $103.7 million to Seadrill.

The unaudited consolidated and combined carve-out pro forma financial statements should be read in conjunction with (i) the historical consolidated and combined carve-out financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in SDLP’s Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2014, (ii) the historical combined carve-out financial statements and related notes for the Auriga Business appearing elsewhere in the Report on Form 6-K to which this document is an exhibit, and (iii) the accompanying notes to the unaudited consolidated and combined carve-out pro forma financial statements. The pro forma information presented herein does not purport to be indicative of the financial position or results of operations that would have actually occurred had the Auriga Acquisition taken place on the dates indicated.

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT PRO FORMA STATEMENT OF OPERATIONS

(in US$ millions)

	For the year ended December 31, 2013				Notes
	Seadrill Partners LLC	Auriga Business	Adjustments	Seadrill Partners; As Adjusted Pro Forma
Operating revenues
Operating revenues	$1,047.1	$31.7	$—	$1,078.8	1a)
Reimbursables	11.4	0.1	—	11.5	1a)
Other revenues	5.8	—	—	5.8

Total revenues	1,064.3	31.8	—	1,096.1

Operating expenses
Vessel and rig operating expenses	375.2	14.6	—	389.8	1a)
Reimbursable expenses	10.6	0.1	—	10.7	1a)
Depreciation and amortization	141.2	4.4	(0.3)	145.3	1a), 1f)
General and administrative expenses	49.6	9.4	0.5	59.5	1a), 1d)

Operating profit/(loss)	487.7	3.3	(0.2)	490.8
Financial items
Interest income	4.4	0.6	—	5.0	1a)
Interest expense	(92.2)	(12.1)	(2.0)	(106.3)	1a), 1b), 1c)
Gain/(loss) on derivatives	49.9	7.6	—	57.5	1a)
Other financial items	—	—	—	—
Currency exchange loss	(1.2)	(0.1)	—	(1.3)	1a)

Total financial items	(39.1)	(4.0)	(2.0)	(45.1)

Income/(loss) before income tax and non-controlling interest	448.6	(0.7)	(2.2)	445.7

Income taxes	(33.2)	(2.3)	0.2	(35.3)	1e)

Net income/(loss)	$415.4	$(3.0)	$(2.0)	$410.4

Net income/(loss) attributable to non-controlling interest	271.0	(1.5)	(1.0)	268.5
Net income/(loss) attributable to Seadrill Partners LLC Members	144.4	(1.5)	(1.0)	141.9
Earnings per unit (basic and diluted) (see Note 5)
Common unitholders	$2.15			$1.51

Subordinated unitholders	$1.83			$1.43

SEADRILL PARTNERS LLC

UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT PRO FORMA BALANCE SHEET

	As of December 31, 2013
(in US$ millions)	Seadrill Partners LLC	Auriga Business	Adjustments	Seadrill Partners; As Adjusted Pro Forma	Notes
Current assets
Cash and cash equivalents	$89.7	$8.5	$45.8	$144.0	1f), 2a)
Accounts receivables, net	175.8	30.9	—	206.7	1f)
Mobilization revenue receivable—short-term	16.6	10.1	3.6	30.3	1f)
Amount due from related party	248.3	—	—	248.3
Other current assets	38.1	1.5	(0.8)	38.8	1f)

Total current assets	568.5	51.0	48.6	668.1

Non-current assets
Newbuilds	—	—	—	—
Drilling units	3,448.3	742.7	320.8	4,511.8	1f)
Goodwill	—	—	3.7	3.7	1f)
Mobilization revenue receivable—long-term	43.7	59.0	20.5	123.2	1f)
Deferred tax assets	9.8	—	—	9.8
Other non-current assets	2.3	7.6	68.6	78.5	1f)

Total non-current assets	3,504.1	809.3	413.6	4,727.0

Total assets	$4,072.6	$860.3	$462.2	$5,395.1

Current liabilities
Current portion of long-term related party debt	$108.3	$—	$—	$108.3
Current portion of long-term debt	—	40.3	—	40.3	1f)
Related party revolving credit facility	125.9	—	—	125.9
Trade accounts payable and accruals	80.0	21.3	—	101.3	1f)
Deferred mobilization revenue—short-term	20.3	11.9	(11.9)	20.3	1f)

Related party payable	292.1	—	—	292.1
Other current liabilities	27.5	5.3	—	32.8	1f)

Total current liabilities	654.1	78.8	(11.9)	721.0

Non-current liabilities
Long-term related party debt	1,826.4	—	—	1,826.4
Related party discount notes	299.9	—	100.0	399.9	1g)
Long-term debt	—	412.8	—	412.8	1f)
Deferred mobilization revenue—long-term	37.6	69.0	(69.0)	37.6	1f)

Total non-current liabilities	2,163.9	481.8	31.0	2,676.7

Equity
Owner’s/members’ equity	299.0	299.7	101.6	700.3	1f), 2a)

Non-controlling interest	955.6	—	341.5	1,297.1	1f), 1g)

Total liabilities and owner’s/members’ equity	$4,072.6	$860.3	$462.2	$5,395.1

SEADRILL PARTNERS LLC

NOTES TO UNAUDITED CONSOLIDATED AND

COMBINED CARVE-OUT PRO FORMA FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited consolidated and combined carve-out pro forma statement of operations for the year ended December 31, 2013 assumes that the following transactions occurred on January 1, 2013 with respect to the Auriga Business (as defined below):

•	The acquisition by SDLP (the “Auriga Acquisition”), through its 51% owned subsidiary, Seadrill Capricorn Holdings LLC (“Seadrill Capricorn”), of the legal entities that own and operate the West Auriga drillship (the “Auriga Business”) for a purchase price of $1,240 million less $443.1 million of debt outstanding under the credit facility relating to the West Auriga, which bears interest at a rate of LIBOR plus a margin in the range of 2.7% to 3.0% and matures in 2025;

•	The issuance by Seadrill Capricorn of a zero coupon discount note in the amount of $100.0 million to Seadrill Limited (“Seadrill”) that matures on September 21, 2015, to finance a portion of the Auriga Acquisition. Upon the maturity of such note, Seadrill Capricorn will repay $103.7 million to Seadrill;

•	The elimination of allocated interest charges of $0.5 million in the combined carve-out financial statements for the Auriga Business for the year ended December 31, 2013; and

•	Incremental recurring administrative expenses associated with the Auriga Business of $0.5 million per annum.

The unaudited consolidated and combined carve-out pro forma balance sheet gives effect to the following transactions, as if they had occurred on December 31, 2013:

•	The consummation of the Auriga Acquisition for a purchase price of $1,240 million less $443.1 million of debt outstanding under the credit facility relating to the West Auriga drillship, and the related preliminary purchase price allocation;

•	The issuance by SDLP of 1,633,987 common units to Seadrill in a private placement to partially finance the Auriga Acquisition;

•	The issuance by SDLP of 11,960,300 common units to the public to partially finance the Auriga Acquisition;

•	The issuance by Seadrill Capricorn of a zero coupon discount note in the amount of $100.0 million to Seadrill that matures on September 21, 2015, to finance a portion of the Auriga Acquisition. Upon the maturity of such note, Seadrill Capricorn will repay $103.7 million to Seadrill.

No working capital adjustments have been reflected in the unaudited consolidated and combined carve-out pro forma balance sheet as they are not determinable at the date of this filing.

The unaudited consolidated and combined carve-out pro forma financial information was derived by adjusting the historical consolidated and combined carve-out financial statements of the Auriga Business. The adjustments reflected in the pro forma statement of operations and balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the Auriga Acquisition and the related transactions, and that the pro forma adjustments give appropriate effect to the assumptions.

The unaudited consolidated and combined carve-out financial statements do not purport to represent SDLP’s financial position after the Auriga Acquisition and the related transactions, had such transactions actually been completed on the dates indicated. In addition, it does not project SDLP’s financial position for any future date or period. The unaudited consolidated and combined carve-out pro forma financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles and should be read together with the historical combined carve-out financial statements of the Auriga Business and related notes included elsewhere in this report on Form 6-K.

In the opinion of management, the adjustments in these unaudited consolidated and combined carve-out pro forma financial statements contains all the adjustments necessary for a fair presentation in all material respects.

2.	Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited consolidated and combined carve-out pro forma financial statements are those used by SDLP as set forth in its audited financial statements filed with the U.S. Securities and Exchange Commission on Form 20-F on April 30, 2014 and combined carve-out financial statements of the Auriga Business included elsewhere in this report on Form 6-K.

3.	Pro Forma Adjustments and Assumptions

The unaudited consolidated and combined carve-out pro forma statement of operations gives pro forma effect to the following adjustments:

1)	Acquisition of the Auriga Business

a)	The acquisition by SDLP of the legal entities that own and operate the West Auriga which had revenues of $31.8 million, expenses of $32.5 million, and a loss before income tax and non-controlling interest of $0.7 million in the year ended December 31, 2013;

b)	The issuance by Seadrill Capricorn of a zero coupon discount note in the amount of $100.0 million to Seadrill that matures on September 21, 2015, to finance a portion of the Auriga Acquisition, as if it had occurred on January 1, 2013 and incurred interest of $2.5 million for the year;

c)	The elimination of allocated interest charges of $0.5 million in the combined carve-out financial statements for the Auriga Business for the year ended December 31, 2013;

d)	Incremental recurring administrative expenses associated with the Auriga Business of $0.5 million per annum;

e)	The Auriga Business has a Hungarian ownership structure and United States operating entity resulting in $2.3 million of income tax expense in 2013. SDLP is tax resident in the United Kingdom, however none of SDLP’s controlled affiliates currently operates in the United Kingdom and therefore SDLP is not subject to U.K. tax. Accordingly, the effective income tax rate of 7.4% is used for the pro-forma adjustments, which differs from the U.K. statutory income tax rate of 23.3% for the year ended December 31, 2013.

The unaudited consolidated and combined carve-out pro forma balance sheet also gives pro forma effect to the following adjustments:

f)	The consummation of the Auriga Acquisition for a purchase price of $1,240 million less $443.1 million of debt outstanding under the credit facility relating to the West Auriga drillship. The related preliminary purchase price allocation adjustments were primarily to reflect the fair value of the West Auriga drillship of $1,063.5 million, fair value of favourable contract with customer of $76.2 million, fair value of interest receivable of $24.1 million, fair value of deferred mobilisation revenue of nil as there is no longer any mobilisation obligation, and the resulting goodwill of $3.7 million;

g)	The issuance by Seadrill Capricorn of a zero coupon discount note in the amount of $100.0 million to Seadrill that matures on September 21, 2015, to finance a portion of the Auriga Acquisition, as if it had occurred on December 31, 2013. Upon the maturity of such note, Seadrill Capricorn will repay $103.7 million to Seadrill.

2)	Issuance of Common Units

a)	The issuance by SDLP of 11,960,000 common units to the public and 1,633,987 common units to Seadrill to partially finance the Auriga Acquisition.

4.	Commitments and Contingencies

Commitments and contingencies are set forth in the historical combined carve-out financial statements of the Auriga Business contained elsewhere in this report on Form 6-K.

5.	Earnings per unit and cash distributions

The calculations of basic and diluted earnings per unit on a historical and pro forma basis are presented below:

(In US$ millions, except per unit amounts)	As Reported December 31, 2013	As Adjusted Pro Forma December 31, 2013 (1)
Net income attributable to:
Common unitholders	$56.4	$60.3
Subordinated unitholders	30.2	23.8
Seadrill member interest (2)	57.8	57.8

Net income attributable to Seadrill Partners LLC owners	$144.4	$141.9
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	26,266	39,860
Subordinated unitholders	16,543	16,543
Earnings per unit (basic and diluted):
Common unitholders	$2.15	$1.51
Subordinated unitholders	$1.83	$1.43
Cash distributions declared and paid in the period per unit (3)	$1.2325	$1.2325
Subsequent event: Cash distributions declared and paid per unit relating to the period (4)	$0.4450	$0.4450

(1)	The as adjusted pro forma earnings per unit amounts have been calculated using the as adjusted pro forma net income for the year ended December 31, 2013 and the number of additional common units that have been issued as a result of the Auriga Acquisition, as if these common units were issued and outstanding at the beginning of the period presented.
(2)	Pre-acquisition net income from entities acquired from Seadrill in common control transactions during 2013 has been allocated to the Seadrill member interest. The Seadrill member interest and the incentive distribution rights are owned by the predecessor owner of acquired entities, Seadrill. Included within the amount allocated to the Seadrill member interest in 2013 is $0.5 million allocated to the incentive distribution rights.
(3)	Refers to cash distributions declared and paid during the period. No cash distributions, other than as disclosed, were paid in the pro forma period.
(4)	Refers to cash distribution declared and paid subsequent to the period end. No cash distributions, other than as disclosed, were paid in the pro forma period.

As of December 31, 2013, of SDLP’s actual total number of common and subordinated units outstanding, 37.6% were held by the public and 62.4% were held by Seadrill.

For the pro forma period presented, of SDLP’s total number of common and subordinated units outstanding, 46.8% were held by the public and 53.2% were held by Seadrill.

Earnings per unit is calculated using the two-class method where undistributed earnings are allocated to the various member interests. The net income attributable to the common and subordinated unitholders and the holders of the incentive distribution rights is calculated as if all net income was distributed according to the terms of the distribution guidelines set forth in the First Amended and Restated Operating Agreement of SDLP (the “Operating Agreement”), regardless of whether those earnings could be distributed. The resulting net income figure is divided by the weighted-average number of units outstanding during the period.

The common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Operating Agreement, regardless of whether those earnings would or could be distributed. The Operating Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by SDLP’s board of directors to provide for the proper conduct of SDLP’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. Therefore, the earnings per unit is not indicative of potential cash distributions that may be made based on historic or future earnings. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains (losses) on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Operating Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3875 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3875 per unit or $1.55 per unit on an annualized basis. Distributions are made in the following manner during the subordination period:

•	First, to the common unitholders, pro rata, until each outstanding common unit has received an amount equal to the minimum quarterly distribution for that quarter;

•	Second, to the common unitholders, pro rata, until each outstanding common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	Third, to the holders of subordinated units, pro rata, until each outstanding subordinated unit has received an amount equal to the minimum quarterly distribution for that quarter.

After SDLP has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution and SDLP has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution then, SDLP will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100% to all unitholders pro rata, until each unitholder receives a total of $0.4456 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4844 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5813 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assumes that SDLP does not issue additional classes of equity securities.